

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 8, 2008

Richard S. Pattin
President
Calypso Wireless, Inc.
2500 N.W. 79th Avenue, Suite 220
Doral, Florida 33122

> **Re: Calypso Wireless, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2008**
> **File No. 001-08497**

Dear Mr. Pattin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the address of your principal executive offices and telephone number on the EDGAR Filer website, located at https://www.edgarfiling.sec.gov and revise your filing to reflect the new address and telephone number.

2. We note that your Form 10-KSB or 10-K for the year ended December 31, 2007 and the Form 10-Q for the quarter ended March 31, 2008 have note been filed as of the date of this letter. We note further that you did not file a notification of late filing on Form 12b-25 for these periods. Please file your delayed reports as soon as possible or tell us when you expect to file. Also, file a Form 12b-25 with respect to each of your delayed reports disclosing your inability to file on a timely basis and the reasons therefore in reasonable detail.

<u>Proposal No. 7</u>
<u>Executive Compensation, page 28</u>

3. We note your response to comment three in our comment letter dated June 16, 2008. Please revise your disclosure to provide all the information required by Item 402 of Regulation S-K. For example, provide a footnote to the Summary Compensation Table disclosing all assumptions made in the valuation of all awards reported under the Stock Awards and Option Awards columns and the material terms of each grant. See Instructions to Item 402(n)(v) and (vi), and Item 402(o)(4). In addition, as required by Item 402(o)(1), provide a description of the material terms of each named executive officers' employment agreement or arrangements.

4. Please provide the information concerning outstanding equity awards required by Item 402(p) of Regulation S-K.

5. Item 402(r) of Regulation S-K requires you to provide the information concerning director compensation in a separate Director Compensation Table. Please revise as appropriate.

*   *   *   *

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR. Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

        Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director

c: John S. Gillies, Esq.
        Via Facsimile: (713) 524-4122